Via Facsimile and U.S. Mail
Mail Stop 6010

December 1, 2006

Mr. David L. Norris
President and Chief Executive Officer
Entropin, Inc.
13314 Lost Key Place
Bradenton, FL 34202

Re: **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
        Filed April 11, 2006
        File No. 000-29807

Dear Mr. Norris:

        We have reviewed your filing and have the following comment. We have limited
our review to only your financial statements and related disclosures and do not intend to
expand our review to other portions of your documents. In our comment, we ask you to
provide us with information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comment or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 5. Stockholders' equity

Stock options and warrants, page 17

1. Please tell us how you have applied the guidance in EITF Issue 00-19 when
    evaluating whether the warrants issued should be classified as equity or a liability.
    Since it appears that the warrants contain a "cashless exercise" option, indicating net
    cash settlement, it appears as though you fail paragraph 12 and 13 of EITF 00-19 and
    therefore the warrants should be classified as liabilities. If the warrants meet the

liability classification requirement, the changes in the fair value of the warrants would then be recorded in earnings until settlement.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant